UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on KeyOn and Alvarion® Launch 4G Wireless Network in Southern Nevada. Dated July 22 , 2010	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: July 22, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts Efrat Makov, CFO +972-3-645-6252 +760-517-3187 efrat.makov@alvarion.com	Claudia Gatlin, Investor Relations +212-830-9080 claudia.gatlin@alvarion.com

FOR IMMEDIATE RELEASE

KeyOn and Alvarion® Launch 4G Wireless Network in Southern Nevada

Companies extend advanced wireless broadband services to small towns and rural areas

PAHRUMP, NV and SUNNYVALE, CA (July 22, 2010) -- KeyOn Communications Holdings, Inc. (OTCBB: KEYO), one of the largest providers of wireless broadband, satellite video and voice over Internet protocol (VoIP) services in the United States, and Alvarion Ltd. (NASDAQ:ALVR) the world’s leading provider of  4G networks in the  Broadband Wireless Access  (BWA) market announced today that they have deployed a next-generation, 4G wireless data network in Pahrump, Nevada using Alvarion’s BreezeMAX® Extreme WiMAX gear in the 3.65 GHz spectrum band where KeyOn holds a nationwide, non-exclusive license.

“Our customers are increasingly looking for more services from us, including a bundled VoIP product and higher data rates.  One of the primary goals of the 3.65 GHz band was to facilitate serving rural markets with a wider array of advanced wireless services.  It is a band that has a large swath of spectrum, a favorable regulatory regime and a growing eco-system of 4G gear,” said Jonathan Snyder, Chief Executive Officer for KeyOn Communications.  “Broadening our service offering and building on existing network footprint, which includes 5 newly acquired businesses in the past 6 months, KeyOn is delighted to break new ground in advancing the potential for WiMAX deployment in this spectrum.”

“There is a great demand for broadband services throughout US especially in rural and underserved areas. We are excited to partner with KeyOn to bring new 4G services to Pahrump, Nevada”, said Eran Gorev, president and CEO of Alvarion. “Our industry leading solution provides an optimized business case at 3.65 GHz frequency band while enabling quality broadband services.”

Jonathan Snyder continued, “We believe that Alvarion offers the industry’s most complete and technologically advanced range of WiMAX products in the 3.65 GHz band that enable superb connection speed and voice quality. In addition, with future upgrades, the network platform also enables nomadic broadband wireless services.”

KeyOn has deployed Alvarion’s BreezeMAX Extreme gear providing coverage to over 15,000 households in Pahrump, Nevada, a town 60 miles west of Las Vegas.  KeyOn has already begun marketing the services to its customers, augmenting its product service that currently includes fixed wireless data and satellite video services.  In connection with this deployment, KeyOn is offering VoIP services on the 3.65 GHz WiMAX platform to provide an integrated voice and data solution to its customers.

KeyOn intends to roll-out 4G markets as an overlay in existing markets and in new markets in connection with its applications under the broadband portions of the American Recovery and Reinvestment Act of 2009.  KeyOn has applied for $374 million in the second round of the Broadband Initiatives Program under the Rural Utilities Service and the Department of Agriculture.

About KeyOn Communications Holdings, Inc.
KeyOn Communications Holdings Inc. (OTC BB: KEYO) is one of the largest providers of wireless broadband, satellite and voice over Internet protocol (VoIP) services in the United States, primarily targeting underserved markets with populations generally less than 50,000.  KeyOn offers broadband services with VoIP and satellite video services to both residential and business subscribers across 12 Western and Midwestern states. Through a combination of organic growth and acquisitions, KeyOn has expanded its network footprint to reach approximately 55,000 square miles and cover over 2,800,000 people, as well as small-to-medium businesses.  With its successful track record of acquiring companies and growing its core subscriber base, KeyOn is one of the leading wireless broadband companies in the United States.  Management intends to drive subscriber growth through additional acquisitions as well as organic growth across the company’s expanding footprint by offering bundled services including broadband, video, VoIP and related valuable services such as the Bullseye Club. The company also intends to opportunistically build mobile and/or nomadic WiMAX networks in and around its market footprint.  More information on KeyOn can be found at http://www.keyon.com.

About Alvarion®
Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd.

All other names are or may be the trademarks of their respective owners.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

Safe Harbor Statement Certain statements contained in this press release are "forward-looking statements" within the meaning of applicable federal securities laws, including, without limitation, anything relating or referring to future financial results and plans for future business development activities, and are thus prospective.  Forward-looking statements may include, without limitation, the company’s expectations regarding: future financial and operating performance and financial condition; plans, objectives and strategies; product development; industry conditions; the strength of its balance sheet; and liquidity and financing needs.  Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside of the company’s control, which could cause actual results to differ materially from such statements, including, without limitation, the company’s ability to secure ARRA stimulus funding, its ability to successfully complete accretive acquisitions and grow its business organically, the company’s reliance on multi-user unlicensed spectrum to service subscribers, competition from larger and better financed providers, the company’s reliance on third party sales representatives and new and more burdensome telecommunications’ regulations.  For a more detailed description of the factors that could cause such a difference, please refer to the company’s filings with the Securities and Exchange Commission, including the information under the headings “Risk Factors” and “Forward-Looking Statements” in our Form 10-K/A filed on April 16, 2010.  Consequently, future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements contained herein.  The company undertakes no obligation to update or supplement such forward-looking statements.

Company Contacts:

KeyOn Communications Holdings, Inc.
Rory Erchul, 402-998-4044
VP of Marketing
rerchul@keyon.com
www.keyon.com

Alvarion Ltd.
Investor Contacts:

Efrat Makov, CFO
+972.3.645.6252
+1.650.314.2652
efrat.makov@alvarion.com

Claudia Gatlin
+1.212.830.9080
claudia.gatlin@alvarion.com

Press Contacts:

Christine Buzzetta
+1.972.341.2530
cbuzzetta@golinharris.com